UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025.

Commission File Number: 001-41996

HAFNIA LIMITED
c/o Hafnia SG Pte Ltd
10 Pasir Panjang Road,
#18-01 Mapletree Business City,
Singapore 117438
+65 6434 3770

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT

Hafnia Limited (the “Company”) is filing this Report of Foreign Issuer on Form 6-K to report the repurchases carried out by Pareto Securities AS (“Pareto”), on behalf of the Company, of the Company’s ordinary shares, no par value, during the period from January 6 to January 10, 2025. Such repurchases were effected under the share repurchase program announced on November 27, 2024 and commenced on December 2, 2024, in compliance with Rule 10b-18 under the Securities Exchange Act of 1934, as amended, and through a 10b5-1 plan set up through the Company’s agreement with Pareto.

Attached hereto as Exhibit 99.1 is a copy of the press release, dated January 13, 2025, announcing such repurchase program transactions.

DOCUMENTS TO BE FURNISHED AS PART OF THIS FORM 6-K

Exhibit Number	Exhibit Description
99.1	Press release of Hafnia Limited dated January 13, 2025 - Transactions made under share buyback program

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HAFNIA LIMITED

	By:	/s/ Petrus Wouter Van Echtelt
	Name:	Petrus Wouter Van Echtelt,
	Title:	Chief Financial Officer

Date: January 13, 2025